Exhibit 21.1
Subsidiaries of Nektar Therapeutics*

Name	Jurisdiction of Incorporation or Organization
Nektar Therapeutics AL, Corporation	Alabama
Nektar Therapeutics UK, Ltd.	United Kingdom
Inhale Therapeutic Systems Deutschland GmbH	Germany
Nektar Therapeutics (India) Pvt. Ltd	India
Aerogen, Inc.	Delaware

*	Includes subsidiaries that do not fall under the definition of “Significant Subsidiary” as defined under Rule 1-02(w) of Regulation S-X.